SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

DRUGSTORE.COM, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

262241102
(CUSIP Number)

L. MICHELLE WILSON
Amazon.com, Inc.
1200-12th Avenue S., Suite 1200
Seattle, WA 98144
(206) 266-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

July 30, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

13D
(AMENDMENT NO. 2)

CUSIP NO. 262241102	PAGE 2 OF 9 PAGES

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person. Amazon.com, Inc. 91-1646860

2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds* Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 12,963,339(1)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power -0-

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 12,963,339(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,963,339(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.	Percent of Class Represented by Amount in Row (11) 19.03%(2)

14.	Type of Reporting Person CO

(1)	These shares are held of record by Amazon.com NV Investment Holdings, Inc., a wholly owned subsidiary of Amazon.com, Inc.
(2)	The calculations are based on a total of 68,135,865 shares of Common Stock outstanding as of August 12, 2002, as last reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2002.

(Page 2 of 9 Pages)

ITEM 1.    SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D is being filed to report the deemed disposition of beneficial ownership of 2,500,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), of drugstore.com, inc., a Delaware corporation (“drugstore.com” or the “Issuer”), upon the expiration of a warrant to purchase such shares. This Amendment No. 2 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) relating to the Common Stock on February 10, 2000 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on August 16, 2000 (the “First Amended Filing”). The principal executive and business office of drugstore.com is located at 13920 Southeast Eastgate Way, Suite 300, Bellevue, WA 98005.

ITEM 2.    IDENTITY AND BACKGROUND.

The information contained in Item 2 of the First Amended Filing is hereby amended as follows:

This Amendment No. 2 to Schedule 13D is filed by Amazon.com, Inc., a Delaware corporation (“Amazon.com”), whose principal business is online retail merchandising. The address of Amazon.com’s principal business office is 1200-12th Avenue South, Suite 1200, Seattle, Washington 98144.

The following provides certain information as to the directors and executive officers of Amazon.com (where no business address is given, the address is that of Amazon.com’s principal executive and business offices stated in this Item 2):

AMAZON.COM DIRECTORS:

Name	Principal Occupation and Business Address
Jeffrey P. Bezos	Chairman of the Board, President and Chief Executive Officer of Amazon.com
Tom A. Alberg	Managing Director, Madrona Venture Group 1000 Second Avenue, Suite 3700 Seattle, WA 98104
Scott D. Cook	Chairman of the Executive Committee of the Board of Directors of Intuit, Inc. P.O. Box 7850, M/S 2475 Mountain View, CA 94039-7850
L. John Doerr	General Partner, Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025
Mark S. Hansen	Chairman and CEO of Fleming Companies, Inc. 1945 Lakepointe Dr. Lewisville, TX 75057
Patricia Q. Stonesifer	President and Co-Chair of the Bill & Melinda Gates Foundation P.O. Box 23350 Seattle, WA 98102

(Page 3 of 9 Pages)

AMAZON.COM EXECUTIVE OFFICERS:

Name	Principal Occupation and Business Address *
Jeffrey P. Bezos	Chairman of the Board, President and Chief Executive Officer

Richard L. Dalzell	Senior Vice President, Worldwide Architecture & Platform Software, and Chief Information Officer

Diego Piacentini	Senior Vice President, Worldwide Retail & Marketing

Mark S. Peek	Vice President and Chief Accounting Officer

Jeffrey A. Wilke	Senior Vice President, Worldwide Operations & Customer Service

L. Michelle Wilson	Senior Vice President, Human Resources, General Counsel and Secretary

*
The present principal occupation of all executive officers of Amazon.com is with Amazon.com. The business address of all executive officers is Amazon.com, Inc., 1200-12th Avenue South, Suite 1200, Seattle, Washington 98144.

During the last five years, neither Amazon.com nor, to the best knowledge of Amazon.com, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America, with the exception of Mr. Piacentini, who is a citizen of Italy.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

The information contained in Item 4 of the Original Filing and Item 4 of the First Amended filing is hereby amended and restated as follows:

Amazon.com acquired the Common Stock as a strategic investment. Amazon.com expects to evaluate on an ongoing basis drugstore.com’s financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities market generally and other factors. Accordingly, Amazon.com reserves the right to change its plans and intentions at any time. Subject to compliance with applicable laws, Amazon.com may, at any time and from time to time, acquire or dispose of shares of Common Stock or other securities of drugstore.com pursuant to public or private offerings or otherwise. To the best knowledge of Amazon.com, each of the directors and officers listed in Item 2 (as applicable) may make the same evaluation and reserves the same rights.

In addition, Amazon.com and its representative on the drugstore.com Board of Directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and thus Amazon.com retains its right to modify its plans with respect to such transactions to acquire or dispose of securities of drugstore.com and in such capacity to participate in, formulate and/or respond to plans and proposals which could result in the occurrence of any such events.

Except as set forth above or as described in Item 6 of this Amendment No. 2 to Schedule 13D, neither Amazon.com nor, to the best knowledge of Amazon.com, any of the individuals named in Item 2 (as applicable), presently has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(Page 4 of 9 Pages)

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

The information contained in Item 5 of the First Amended Filing is hereby amended as follows:

(a) (1) As of the date of this Amendment No. 2 to Schedule 13D, Amazon.com beneficially owns 12,963,339 shares of Common Stock. Based on 68,135,865 shares of Common Stock outstanding as of August 12, 2002, Amazon.com’s beneficial ownership represents approximately 19.03% of the total outstanding shares of Common Stock. Amazon.com does not beneficially own any outstanding shares of Common Stock of drugstore.com other than these 12,963,339 shares of Common Stock. The table below summarizes the beneficial ownership of Common Stock by Amazon.com’s directors and executive officers. Except with respect to the 12,963,339 shares of Common Stock, Amazon.com disclaims beneficial ownership of all shares of Common Stock beneficially owned by any of its executive officers and directors.

AMAZON.COM DIRECTORS AND EXECUTIVE OFFICERS:

Name	Shares of Drugstore.com Common Stock Beneficially Owned
Jeffrey P. Bezos	12,963,339(1)
Tom A. Alberg	-0-
Scott D. Cook	-0-
L. John Doerr	12,081,983(2)
Mark S. Hansen	-0-
Patricia Q. Stonesifer	-0-
Richard L. Dalzell	-0-
Mark S. Peek	-0-
Diego Piacentini	-0-
Jeffrey A. Wilke	-0-
L. Michelle Wilson	-0-

(1)
Reflects the 12,963,339 shares beneficially owned by Amazon.com or its subsidiary. Mr. Bezos is a director of drugstore.com and is the Chairman of the Board, President and Chief Executive Officer of Amazon.com. Mr. Bezos disclaims beneficial ownership of these shares.

(2)
Based on a Schedule 13D filed on May 16, 2002. Mr. Doerr is a director of drugstore.com. Includes 1,013,238 shares of Common Stock owned directly by Mr. Doerr. Also includes 10,130,403 shares of Common Stock held by Kleiner Perkins Caufield & Byers VIII, L.P. (“KPCB VIII”), 586,804 shares of Common Stock held by KPCB VIII Founders Fund, L.P. (“KPCB VIII FF”) and 351,538 shares of Common Stock held by KPCB Life Sciences Zaibatsu Fund II, L.P. (“KPCB ZF II”). KPCB VIII and KPCB VIII FF are wholly controlled by KPCB VIII Associates, L.P. (“KPCB VIII Associates”). KPCB ZF II is wholly controlled by KPCB VII Associates, L.P. (“KPCB VII Associates”). Mr. Doerr is a general partner of KPCB VII Associates and KPCB VIII Associates and, as such, could be deemed to be the beneficial owner of the shares of Common Stock held by KPCB VIII, KPCB VIII FF and KPCB ZF II. Mr. Doerr disclaims beneficial ownership of shares of Common Stock held by KPCB VIII, KPCB VIII FF and KPCB ZF II, except to the extent of his pecuniary interest in those shares.

(Page 5 of 9 Pages)

(b) (1) Amazon.com has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, 12,963,339 shares of Common Stock.

(2)  Mr. Doerr has the sole power to vote and to direct the vote of, and the sole power to dispose and to direct the disposition of, the 1,013,238 shares of Common Stock owned directly by him and has, with certain funds affiliated with Kleiner Perkins Caufield & Byers, shared voting power to vote and direct the vote of, and shared power to dispose and direct the disposition of, 11,068,745 shares of Common Stock.

(c) On July 30, 2002, a warrant to purchase 2,500,000 shares of Common Stock expired pursuant to its terms. Neither Amazon.com nor any of its directors or executive officers has effected any other transactions in the Common Stock during the 60 days prior to the date of this Amendment No. 2 to Schedule 13D.

(d) No other person is known to Amazon.com to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Amazon.com on the date of this Amendment No. 2 to Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 4 of the Original Filing and Item 4 of the First Amended Filing is hereby amended and restated as follows:

Under the Fifth Amended and Restated Voting Agreement dated December 23, 1999, Amazon.com may designate one director on drugstore.com’s board of directors. This right terminates if Amazon.com ceases to beneficially own at least 5% of the then-outstanding Common Stock or in the event the Company disposes of all or substantially all of its property or business or merges or consolidates with another corporation resulting in the Company’s stockholders owning less than 50% of the voting power of the surviving entity (other than a merger solely to effect a change in domicile).

Under the Fourth Amended and Restated Investors’ Rights Agreement dated May 19, 1999 and its Addendum dated June 17, 1999, Second Addendum dated July 26, 1999, Third Addendum dated January 24, 2000, and Fourth Addendum dated September 29, 2000 (the “Investors’ Rights Agreement”), Amazon.com has certain registration rights with respect to its shares of Common Stock. The holders of 33% of the Registrable Securities (as defined in the Investors’ Rights Agreement) of drugstore.com have the right to require, on two occasions, the registration by drugstore.com under the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities. This right, which is exercisable beginning January 27, 2000, is subject to a minimum aggregate anticipated offering price of $5,000,000. Amazon.com also has the right to have the Registrable Securities beneficially owned by Amazon.com included in a registration statement filed by drugstore.com under the Securities Act, subject to customary exceptions. In addition, the holders of at least 20% of the Registrable Securities have the right, on two occasions in each 12-month period, to require drugstore.com to effect a registration on Form S-3 of the Registrable Securities, subject to a minimum aggregate anticipated offering price of $500,000. All of the shares of Common Stock beneficially owned by Amazon.com are Registrable Securities. All registration rights of Amazon.com under the Investors’ Rights Agreement terminate on the earlier of July 30, 2004, or such time as Amazon.com may sell all of its shares during a three-month period under Rule 144 under the Exchange Act or other exemption from registration.

The descriptions of the Investors’ Rights Agreement and the Fifth Amended and Restated Voting Agreement do not purport to be complete and are qualified in their entirety by the provisions of these agreements.

(Page 6 of 9 Pages)

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number

4.1
Fourth Amended and Restated Investors’ Rights Agreement, dated as of May 19, 1999, by and among drugstore.com, inc. and certain Investors (incorporated by reference to Exhibit 10.12 to drugstore.com’s Registration Statement on Form S-1/A (file no. 333-78813), filed with the SEC on July 8, 1999)

4.2
Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated as of June 17, 1999 (incorporated by reference to Exhibit 10.25 to drugstore.com’s Registration Statement on Form S-1/A (file no. 333-78813), filed with the SEC on June 28, 1999)

4.3
Form of Second Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated July 26, 1999 (incorporated by reference to Exhibit 10.32 to drugstore.com’s Registration Statement on Form S-1/A (file no. 333-78813) filed with the SEC on July 20, 1999)

4.4
Third Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated January 24, 2000 (incorporated by reference to Exhibit 10.38 to drugstore.com’s Registration Statement on Form S-1 (file no. 333-96441) filed with the SEC on February 9, 2000)

4.5
Fourth Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated September 29, 2000, among drugstore.com and certain investors (incorporated by reference to Exhibit 10.7 to drugstore.com’s Registration Statement on Form S-3/A (file no. 333-45266) filed with the SEC on October 2, 2000).

10.1
Fifth Amended and Restated Voting Agreement, dated December 23, 1999, among drugstore.com and certain founders and investors (incorporated by reference to Exhibit 10.20 to drugstore.com’s Registration Statement on Form S-1 (file no. 333-96441) filed with the SEC on February 9, 2000)

(Page 7 of 9 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2002	AMAZON.COM, INC.

	By	/S/ MARK S. PEEK
Mark S. Peek, Vice President and Chief Accounting Officer

(Page 8 of 9 Pages)

EXHIBIT INDEX

Exhibit Number
4.1
Fourth Amended and Restated Investors’ Rights Agreement, dated as of May 19, 1999, by and among drugstore.com, inc. and certain Investors (incorporated by reference to Exhibit 10.12 to drugstore.com’s Registration Statement on Form S-1/A (file no. 333-78813), filed with the SEC on July 8, 1999)

4.2
Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated as of June 17, 1999 (incorporated by reference to Exhibit 10.25 to drugstore.com’s Registration Statement on Form S-1/A (file no. 333-78813), filed with the SEC on June 28, 1999)

4.3
Form of Second Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated July 26, 1999 (incorporated by reference to Exhibit 10.32 to drugstore.com’s Registration Statement on Form S-1/A (file no. 333-78813) filed with the SEC on July 20, 1999)

4.4
Third Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated January 24, 2000 (incorporated by reference to Exhibit 10.38 to drugstore.com’s Registration Statement on Form S-1 (file no. 333-96441) filed with the SEC on February 9, 2000)

4.5
Fourth Addendum to Fourth Amended and Restated Investors’ Rights Agreement, dated September 29, 2000, among drugstore.com and certain investors (incorporated by reference to Exhibit 10.7 to drugstore.com’s Registration Statement on Form S-3/A (file no. 333-45266) filed with the SEC on October 2, 2000).

10.1
Fifth Amended and Restated Voting Agreement dated December 23, 1999, among drugstore.com and certain founders and investors (incorporated by reference to Exhibit 10.20 to drugstore.com’s Registration Statement on Form S-1 (file no. 333-96441) filed with the SEC on February 9, 2000)

(Page 9 of 9 Pages)